Exhibit 99.1

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,	As of June 30,
	Notes	2024	2025	2025
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		63,202	30,882	4,311
Restricted cash		1,916	2,189	306
Accounts receivable, net	4	295,713	345,634	48,249
Prepayments and other current assets	5	112,044	110,900	15,479
Total current assets		472,875	489,605	68,345
Non-current assets:
Property and equipment, net		8,847	9,166	1,280
Right-of-use assets, net		4,647	2,306	322
Intangible assets, net		57,985	48,738	6,804
Goodwill		65,481	65,481	9,141
Deferred tax assets		31,548	39,820	5,559
Other non-current assets	6	225,643	193,227	26,973
Total non-current assets		394,151	358,738	50,079
Total assets		867,026	848,343	118,424
LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB328,237 and RMB375,164 (US$52,371) as of December 31, 2024 and June 30,2025, respectively):

Accounts payable		145,777	188,703	26,342
Accrued expenses and other current liabilities	7	74,269	75,545	10,546
Short-term debt	8	112,848	118,336	16,519
Short-term lease liabilities		2,818	1,674	234
Amounts due to a related party		1,350	270	38
Total current liabilities		337,062	384,528	53,679

Non-current liabilities (including non-current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB69,292 and RMB56,254 (US$7,853) as of December 31, 2024 and June 30,2025, respectively):

Long-term debt	8	4,706	3,230	451
Long-term lease liabilities		1,635	587	82
Deferred tax liabilities		599	2	—
Other non-current liabilities		62,408	52,490	7,327
Total non-current liabilities		69,348	56,309	7,860
Total liabilities		406,410	440,837	61,539
Commitments and contingencies	11	—	—	—

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,	As of June 30,
	Notes	2024	2025	2025
		RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 3,000,000,000 and 3,000,000,000 Class A ordinary shares authorized, 890,653,509 and 890,653,509 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2025, respectively; 890,653,509 and 890,653,509 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)		615	615	86
Additional paid-in capital		1,839,482	1,839,482	256,782
Accumulated deficit		(1,373,825)	(1,426,926)	(199,192)
Accumulated other comprehensive loss		(1,550)	(1,670)	(233)
Total Quhuo Limited shareholders’ equity		464,722	411,501	57,443
Non-controlling interests		(4,106)	(3,995)	(558)
Total shareholders’ equity		460,616	407,506	56,885
Total liabilities and shareholders’ equity		867,026	848,343	118,424

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the six months ended June 30,
	Notes	2024	2025	2025
		RMB	RMB	US$
Revenues	3	1,619,938	1,131,395	157,937
Cost of revenues		(1,595,192)	(1,127,333)	(157,370)
General and administrative		(70,868)	(76,324)	(10,654)
Research and development		(4,939)	(3,589)	(501)
Gain on disposal of intangible assets		7,022	5,744	802
Total operating expenses		(68,785)	(74,169)	(10,353)
Operating loss		(44,039)	(70,107)	(9,786)
Interest income		258	395	55
Interest expense		(2,301)	(2,174)	(303)
Other (expense)/income, net		(3,055)	994	139
Loss before income tax		(49,137)	(70,892)	(9,895)
Income tax benefit	9	2,622	17,902	2,499
Net loss		(46,515)	(52,990)	(7,396)
Net income attributable to non-controlling interests		(6,020)	(111)	(15)
Net loss attributable to ordinary shareholders of Quhuo Limited		(52,535)	(53,101)	(7,411)
Loss per share:	10
Basic		(0.63)	(0.06)	(0.01)
Diluted		(0.63)	(0.06)	(0.01)
Shares used in loss per share computation:	10
Basic		83,289,067	896,950,139	896,950,139
Diluted		83,289,067	896,950,139	896,950,139
Other comprehensive income/(loss):
Foreign currency translation adjustment		1,850	(121)	(17)
Comprehensive loss		(44,665)	(53,111)	(7,413)
Comprehensive income attributable to non-controlling interests		(6,020)	(111)	(15)
Comprehensive loss attributable to ordinary shareholders of Quhuo Limited		(50,685)	(53,222)	(7,428)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of				Accumulated
	outstanding		Additional		other	Quhuo Limited		Total
	ordinary	Ordinary	paid-in	Accumulated	comprehensive	shareholders’	Non-controlling	shareholders’
	shares	shares	capital	Deficit	loss(1)	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	61,676,213	43	1,885,142	(1,376,530)	(2,466)	506,189	(911)	505,278
Net income/(loss)	—	—	—	2,705	—	2,705	(1,093)	1,612
Other comprehensive income	—	—	—	—	916	916	—	916
Share issued for securities purchase agreement	41,405,680	3	14,237	—	—	14,240	—	14,240
Share issued for acquisition of Quhuo International’s non-controlling interest	793,868,246	569	(59,897)	—	—	(59,328)	(2,102)	(61,430)
Balance as of December 31, 2024	896,950,139	615	1,839,482	(1,373,825)	(1,550)	464,722	(4,106)	460,616
Net (loss)/income	—	—	—	(53,101)	—	(53,101)	111	(52,990)
Other comprehensive loss	—	—	—	—	(121)	(121)	—	(121)
Balance as of June 30, 2025	896,950,139	615	1,839,482	(1,426,926)	(1,671)	411,500	(3,995)	407,505
Balance as of June 30, 2025 in US$	896,950,139	86	256,782	(199,192)	(233)	57,443	(558)	56,886
(1)	Accumulative other comprehensive income/(loss) includes foreign currency translation adjustment for the years ended December 31, 2024, and for the six months ended June 30, 2025.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the six months ended June 30,
	Notes	2024	2025	2025
		RMB	RMB	US$
Cash flows from operating activities
Net loss		(46,515)	(52,990)	(7,396)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation		2,676	937	131
Amortization		9,385	7,594	1,060
Deferred income taxes		(4,861)	(8,869)	(1,238)
Gain on disposals of intangible assets		(7,023)	(5,744)	(802)
Changes in fair value of short-term investment		4,465	—	—
Others		1,074	202	27
Changes in operating assets and liabilities:
Amounts due from a related party		253	—	—
Amounts due to a related party		2,430	(1,080)	(151)
Accounts receivable		32,888	(49,921)	(6,969)
Prepayments and other current assets		(7,872)	(3,442)	(480)
Other non-current assets		3,174	38,161	5,327
Accounts payable		(4,819)	42,927	5,992
Accrued expenses and other current liabilities		(45,615)	(215)	(30)
Lease liabilities		204	149	21
Income taxes payable		326	876	122
Other non-current liabilities		18,342	(9,917)	(1,384)
Net cash used in operating activities		(41,488)	(41,332)	(5,770)
Cash flows from investing activities
Purchase of short-term investments		(530)	—	—
Proceeds from sales of short-term investments		530	—	—
Proceeds from refund of short-term investments		863	—	—
Other investing activities		204	190	27
Purchase of property and equipment		(353)	(63)	(9)
Acquisitions of intangible assets		(2,030)	(2,972)	(415)
Proceeds from disposals of intangible assets		12,418	9,704	1,355
Net cash provided by investing activities		11,102	6,859	958
Cash flows from financing activities
Proceeds from short-term debt		303,992	297,802	41,572
Repayments of short-term debt		(292,584)	(292,404)	(40,818)
Repayments of long-term debt		(1,013)	(2,769)	(387)
Proceeds from issuance ordinary shares		14,241	—	—
Net cash provided by financing activities		24,636	2,629	367
Effect of exchange rate changes on cash, cash equivalents and restricted cash		138	(203)	(28)
Net decrease in cash, cash equivalents and restricted cash		(5,612)	(32,047)	(4,473)
Cash, cash equivalents and restricted cash, at the beginning of period		46,456	65,118	9,090
Cash, cash equivalents and restricted cash, at the end of period		40,844	33,071	4,617
Interest paid		2,096	1,345	188
Income tax paid		417	322	45

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities

Quhuo Limited (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on June 13, 2019. The Company, through its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity, is principally engaged in providing end-to-end operational solutions to on-demand consumer service businesses in industries, including food and grocery delivery, bike-sharing, ride-hailing, housekeeping in the People’s Republic of China (the “PRC”). Quhuo Limited, is a holding company with no substantive operations of its own.

The Company commenced operations through Beijing Quhuo Technology Co., Ltd. in 2012. In preparation of its initial public offering (“IPO”) in the United States, the Company underwent a series of restructuring in 2019 (the “Restructuring”) in order to establish the Company as the parent company and Beijing Quhuo Technology Co., Ltd. (“Beijing Quhuo” or the “VIE”) as the variable interest entity of the Company. On June 14, 2019, the Company incorporated a wholly-owned subsidiary, Quhuo Investment Limited (“Quhuo BVI”) in the British Virgin Islands (“BVI”). On June 17, 2019, the Company incorporated another wholly-owned subsidiary, Quhuo Technology Investment (Hong Kong) Limited (“Quhuo HK”) in Hong Kong. On July 31, 2019, the Company incorporated a wholly-owned subsidiary, Beijing Quhuo Information Technology Co., Ltd. (“WFOE”) in the PRC.

On August 23, 2019 (the “Restructuring Date”), the Company obtained control of Beijing Quhuo through a series of contractual agreements among WFOE, the VIE, and the VIE’s registered shareholders (the “VIE Agreements”).

The accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities (continued)

Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary WFOE. The Company did not provide any financial or other support to the VIE other than what is obligated by the agreements described above. The table sets forth the assets and liabilities of the VIE’s after elimination within the VIE structure included in the Company’s consolidated balance sheets:

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	50,397	22,371	3,123
Restricted cash	1,916	2,189	306
Accounts receivable, net	280,309	324,224	45,260
Prepayments and other current assets	102,237	105,643	14,747
Total current assets	434,859	454,427	63,436
Non-current assets:
Property and equipment, net	8,781	9,122	1,273
Intangible assets, net	57,985	48,738	6,804
Right-of-use assets, net	4,647	2,306	322
Goodwill	65,481	65,481	9,141
Deferred tax assets	31,064	39,335	5,491
Other non-current assets	225,643	193,227	26,973
Total non-current assets	393,601	358,209	50,004
Total assets	828,460	812,636	113,440
LIABILITIES:
Current liabilities:
Accounts payable	145,750	185,753	25,930
Accrued expenses and other current liabilities	32,165	39,127	5,462
Short-term debt	102,848	108,336	15,123
Short-term lease liabilities	2,818	1,674	234
Inter-group balance due to Parent and WFOE	43,306	40,004	5,584
Amounts due to a related party	1,350	270	38
Total current liabilities	328,237	375,164	52,371
Non-current liabilities:
Deferred tax liabilities	599	2	—
Long-term debt	4,706	3,230	451
Long-term lease liabilities	1,635	587	82
Other non-current liabilities	62,352	52,435	7,320
Total non-current liabilities	69,292	56,254	7,853
Total liabilities	397,529	431,418	60,224

The VIE’s net asset balance was RMB430,931 and RMB381,218 (US$53,216) as of December 31, 2024 and June 30, 2025, respectively.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities (continued)

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive loss for the six months ended June 30, 2024 and 2025, respectively:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Revenue	1,561,087	1,090,360	152,208
Net loss	(37,556)	(40,402)	(5,640)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows for the six months ended June 30, 2024 and 2025 respectively:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Net cash used in operating activities	(30,556)	(33,894)	(4,731)
Net cash provided by investing activities	26,523	6,281	877
Net cash used in financing activities	(16,082)	(95)	(13)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(45)	(6)
Net decrease in cash, cash equivalents and restricted cash	(20,115)	(27,753)	(3,873)

2.Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, useful lives of property, equipment and intangible assets, incremental borrowing rate (“IBR”) applied in lease liabilities, impairment of long-lived assets, intangible assets and goodwill, and valuation allowance for deferred tax assets. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Foreign currency

The functional currency of the Company, Quhuo BVI, Quhuo HK and Quhuo International is the United States Dollars (“US$”). The functional currency of WFOE, the VIE and subsidiaries of the VIE located in the PRC is Renminbi (“RMB”). The Company uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from remeasurement are included in the consolidated statements of comprehensive loss.

The Company uses the average exchange rate for the period and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.1636 on June 30, 2025 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash, cash equivalents and restricted cash

Cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash mainly represents cash reserved in a bank account for legal liability.

Accounts receivable and allowance for credit losses

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, netting of provision of credit losses. The Company’s accounts receivable are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of accounts receivable which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the life - time expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each half year based on the Company’s specific facts and circumstances.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures (‘‘ASC 820’’), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2-Include other inputs that are directly or indirectly observable in the marketplace.

Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, other receivables, operating lease liabilities, accounts payable, amounts due to related parties, accruals and other current liabilities. The carrying amounts of other receivables, accounts payable, accruals and other current liabilities approximate their fair value due to their relatively short maturity.

Impairment of long-lived assets other than goodwill

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing their carrying amount to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The Company recorded nil impairment charges related to long-lived assets other than goodwill for the six months ended June 30, 2024 and 2025.

Leases

The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to not reassess 1) whether expired or existing contracts are or contain leases, 2) lease classification for any expired or existing leases as of the adoption date and 3) initial direct costs for existing leases as of the adoption date. The Company also made an accounting policy election to exempt short-term leases of 12 months or less from balance sheet recognition requirements associated with the new standard. The Company will recognize fixed rental payments for these short-term leases as a straight-line expense over the lease term.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Leases (continued)

The Company leases offices and service stations to support its on-demand delivery solution services and leases vehicles to individual drivers for ride-hailing solution services. The Company classifies these leases as operating leases in accordance with ASC 842-10-25-2. The Company records an operating lease right-of-use (“ROU”) asset and lease liability based on the present value of the lease payments over the lease term at the commencement date. The Company excludes variable lease payments not dependent on an index or rate from the ROU asset and lease liability calculations and recognize such amounts as expense in the period which it incurs the obligation for those. As the rate implicit in the Company’s leases are not readily available, the Company estimates its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis, the amount of the lease payments in the same currency, for a similar term and in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. The Company recognize operating lease expense on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise.

Income taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (‘‘ASC 740’’). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the applicable PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Company recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements, and is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall, the Company’s chief operating decision maker (‘‘CODM’’) has been identified as the Chief Executive Officer.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Company. For the six months ended June 30, 2024 and 2025, the Company identified three operating segments, including (i) on-demand delivery solutions, (ii) mobility service solutions, and (iii) housekeeping and accommodation solutions and other services. The Company identified on-demand delivery solutions as one reportable segment. Mobility service solutions, and housekeeping and accommodation solutions and other services individually did not exceed the 10% quantitative threshold and as a result, were included in others segment.

The Company primarily operates in the PRC and substantially all of the Company’s long-lived assets are located in the PRC.

The Company’s CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net income. There is no reconciling items or adjustments between segment income and net income as presented in the Company’s statements of comprehensive loss. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The Update requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company may apply the amendments prospectively or may elect retrospective application. The Company is currently evaluating the impact from the adoption of this ASU and does not expect the adoption will have a material impact on the Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.Revenues

The following table presents the Company’s revenues disaggregated by revenue category.

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Revenue
On-demand delivery solution services	1,499,091	1,039,194	145,066
Mobility service solutions	100,491	57,442	8,019
Housekeeping services	15,973	21,972	3,067
Others	4,383	12,787	1,785
Total revenues	1,619,938	1,131,395	157,937

4.Accounts Receivable

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Accounts receivable	302,465	351,714	49,098
Less: allowance for credit losses	(6,752)	(6,080)	(849)
Accounts receivable, net	295,713	345,634	48,249

The following table presents the movement in the allowance for credit losses:

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Balance at beginning of year	(6,373)	(6,752)	(943)
Additions	(911)	—	—
Reversals	532	672	94
Balance at end of year	(6,752)	(6,080)	(849)

RMB72,101 (US$10,065) due from a third party which represents the current portion of the long-term receivable disclosed in Note 6 is included in the balance of accounts receivable as of June 30, 2025. Substantially all the Company’s accounts receivable as of December 31, 2024 and June 30, 2025 are aged within 90 days.

5.Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Other receivables	98,212	95,606	13,346
Employee advances	1,117	1,874	262
Prepaid rents	1,638	1,523	213
Others	11,077	11,897	1,658
Total prepayments and other current assets	112,044	110,900	15,479

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

6.Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Rental and industry customer deposits (1)	95,150	95,734	13,363
Long-term receivables (2)	134,634	101,634	14,188
Long-term investments	1,415	1,415	198
Less: allowance for credit losses	(5,556)	(5,556)	(776)
Total other non-current assets	225,643	193,227	26,973
(1)	The Company’s rental deposits are mainly paid to landlords for its various office spaces and are refundable upon termination of the leases. Industry customer deposits consist of refundable deposits paid to industry customers and are refundable upon termination of contracts with each customer. The Company evaluated the recoverability of the deposits periodically and recorded a provision for credit losses of nil for the six months ended June 30, 2024 and 2025, respectively.
(2)	In September 2024, the Company entered into a repayment agreement with a third party pursuant to the receivables which mainly comprise the consideration receivables of disposal of other non-current assets. Under the terms of the agreement, the Company will receive monthly repayment in accordance with the repayment schedule over 26 months from January 2026 to February 2028. The long-term receivables were measured at amortized cost of RMB134,634 and RMB101,634 (US$14,188) as of December 31, 2024 and June 30, 2025, utilizing a discount rate of 4% per annum, the Company recorded provision for credit losses over the long-term receivables of nil for the six months ended June 30, 2025.

7.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Amounts due to third-parties	22,627	19,803	2,764
Income tax payables	15,178	16,054	2,241
Other tax payables	1,256	1,256	175
Salary and welfare payables	7,685	9,390	1,311
Deposits received from ride-hailing drivers	2,342	1,889	264
Purchase consideration payable	15,725	15,765	2,201
Others	9,456	11,388	1,590
Total	74,269	75,545	10,546

8.Debt

Short-term Debt

The following table presents the Company’s outstanding short-term debt as of December 31, 2024 and June 30, 2025:

	Annual		As of	As of
Name	interest rates	Term	December 31, 2024	June 30, 2025
			RMB	RMB	US$
Short-term loans
Short-term bank loans	2.30%-5.00%	0.5-1 year	110,021	115,420	16,112

Short-term bank loans consist of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2024 and June 30, 2025, the repayments of all short-term loans are collateralized by certain accounts receivables, or guaranteed by certain subsidiaries of the Company.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Long-term debt

The following table presents the Company’s long-term debt as of December 31, 2024 and June 30, 2025:

	Annual		As of	As of
	interest rates	Term	December 31, 2024	June 30, 2025
			RMB	RMB	US$
Long-term debt, current portion	5.55% - 10.46%	3-4.5 years	2,827	2,916	407
Long-term debt, non-current portion	5.55% - 10.46%	3-4.5 years	4,706	3,230	451
Total			7,533	6,146	858

In December 2022, the Company entered into an agreement with a third party pursuant to which the Company borrowed RMB1,427 to purchase 12 vehicles for a total consideration of RMB1,737 for the Company’s ride-hailing solution business. Under the terms of the agreement, the Company will repay in fixed monthly installments over 48 months. The effective interest rate was 10.46% per annum. The Company obtained the ownership of the vehicles at inception of the arrangement and the borrowings are secured by the related vehicles.

In May 2023 and December 2023, the Company entered into 3 agreements with third parties pursuant to which the Company borrowed RMB8,861 to purchase 83 vehicles for a total consideration of RMB9,052 for the Company’s ride-hailing solution business. Under the terms of the agreement, the Company will repay in fixed monthly installments in 36 to 54 months. The effective interest rates were 5.55% to 9.99% per annum. The Company obtained the ownership of the vehicles at inception of the arrangement and the borrowings are secured by the related vehicles.

The weighted average interest rate for all the outstanding borrowings was approximately 4.31% and 4.20% per annum as of December 31, 2024 and June 30, 2025 respectively.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.Income Taxes

The Company is incorporated in the Cayman Islands and conducts its primary business operations through subsidiaries and VIEs in the PRC. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income nor capital gains. Additionally, upon payments of dividends by the Company to its shareholders, neither Cayman Islands nor BVI will impose withholding taxes. Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong corporate income tax rate at 16.5% exempting foreign-derived income, and there are no withholding taxes in Hong Kong on remittance of dividends.

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates. For qualified small and micro-sized enterprise. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2022, 2023 and 2024, some PRC subsidiaries are qualified small and micro-sized enterprise as defined, and thus are eligible for the above preferential tax rates for small and micro-sized enterprise. Hainan Quhuo, Hainan Xinying and Haikou Chengtu are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%. Beijing Quhuo, a subsidiary of VIE, was recognized as high and new technology enterprise (“HNTE”) in 2020 and renewed in 2023, thus it is eligible for a preferential tax rate of 15% from 2020 to 2025.

The Company recorded a tax benefit of RMB2,622 and RMB17,902 (US$2,499) for the six months ended June 30, 2024 and 2025, respectively, primarily due to the reversal of unrecognized tax benefit recognized in previous years that have passed the retroactive period. The income tax is primarily driven by nondeductible share-based compensation expenses and unbenefited losses from continuing operations. Furthermore, the Company’s effective tax rates from operations were (5%) and (25%) for the six months ended June 30, 2024 and 2025, respectively. Changes in various permanent differences relative to our pre-tax loss from operations had a favorable impact on the effective tax rate for the first six months ended June 30, 2025 compared to the same period prior year.

10.Loss Per Share

The rights of the holder of Class A and Class B ordinary shares were identical for all periods presented, except with respect to voting and conversion rights, and therefore, the undistributed earnings were allocated on a proportionate basis and the resulting earnings per share attributable to ordinary shareholders were the same for both Class A and Class B ordinary shares on an individual or combined basis. The following table sets forth the computation of basic net loss per share for the following periods:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Basic Loss Per Share
Numerator:
Net loss attributable to ordinary shareholders	(52,535)	(53,101)	(7,411)
Denominator:
Weighted average number of shares outstanding	83,289,067	896,950,139	896,950,139
Loss per share - basic	(0.63)	(0.06)	(0.01)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company. The effects of all outstanding options and other participating securities were also excluded from the computation of diluted loss per share as their effects would be anti-dilutive during the periods.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.Commitments and Contingencies

Contingencies

In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigation relating to injuries caused by workforce and labor arbitration cases brought by disgruntled workforce, among others. The Company records a liability when the Company believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. With respect to the Company’s outstanding legal matters, based on its current knowledge, the Company believes that the amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties.

12.Related Party Transactions

Names of the related parties	Relationship with the Company
Hainan Huiliu Tianxia Network Technology Co., Ltd.(“Hainan Huiliu”)	Entity controlled by a totalling shareholder

Amounts due to a related party as of December 31, 2024 and June 30, 2025 were as follows:

	As of December 31,	As of June 30,
	2024	2025	2025
	RMB	RMB	US$
Amounts due to a related party:
Hainan Huiliu	1,350	270	38

Transactions with a related party for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Labor consulting service received from:
Hainan Huiliu	19,671	363	51

The Company received labor recruitment services from Hainan Huiliu was recorded as labor recruitment cost in cost of revenues.

QUHUO LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.Segment reporting

The Company generates its revenue primarily from On-demand delivery solution services and substantially all of the Company’s long-lived assets are located in the PRC. Segment information is presented after elimination of inter-segment transactions and revenues and cost of revenues are directly attributable, or are allocated, to each segment. The accounting policies of the segments are the same as those described in Note 2. The Company’s CODM evaluates performance based on each operating segment’s revenue and cost of revenues and uses these results to evaluate the performance of, and to allocate resources to each of the segments. The Company’s CODM does not review the financial position by operating segment, thus total assets by operating segment is not presented.

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Revenues
On-demand delivery solution services	1,499,091	1,039,194	145,066
Others	120,847	92,201	12,871
Total revenues	1,619,938	1,131,395	157,937
Cost of revenues (Note)
On-demand delivery solution services	(1,480,986)	(1,044,104)	(145,751)
Others	(114,206)	(83,229)	(11,619)
Total cost of revenues	(1,595,192)	(1,127,333)	(157,370)
Gross profit	24,746	4,062	567
Reconciliation of profit or loss
Operating expenses:
General and administrative	(70,868)	(76,324)	(10,654)
Research and development	(4,939)	(3,589)	(501)
Gain on disposal of assets	7,022	5,744	802
Loss from operations	(44,039)	(70,107)	(9,786)
Non-operating (expense)/income:
Interest income	258	395	55
Interest expense	(2,301)	(2,174)	(303)
Other (expense)/income, net	(3,055)	994	139
Loss before income tax	(49,137)	(70,892)	(9,895)

Note: The cost of revenues for the six months ended June 30, 2024 and 2025 mainly include cost of labor.

14.Subsequent Events

On August 26, 2025, the Company entered into a Sales Agreement with AC Sunshine Securities LLC, acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, up to $50,000,000 of the Company’s American Depositary Shares, each representing nine hundred (900) Class A ordinary shares, $0.0001 par value per share, of the Company.